UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2021

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Half-year Report dated 28 July 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: July 28, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Barclays Bank PLC
Interim Results Announcement

30 June 2021

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

Notes
Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The consolidation of Barclays PLC and its subsidiaries is referred to as the Barclays Group or Barclays.  Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2021 to the corresponding six months of 2020 and the balance sheet analysis is as at 30 June 2021 with comparatives relating to 31 December 2020. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 27 July 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC's website at www.sec.gov.

The Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, The Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Barclays Bank Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Barclays Bank Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK's exit from the European Union ("EU"), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Barclays Bank Group's reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group's control. As a result, the Barclays Bank Group's actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Barclays Bank Group's forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group's future financial condition and performance are identified in Barclays Bank PLC's filings with the SEC (including, without limitation, Barclays Bank PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2020 and Interim Results Announcement for the six months ended 30 June 2021 filed on Form 6-K), which are available on the SEC's website at www.sec.gov.

Subject to Barclays Bank PLC's obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Review
Barclays Bank Group results for the half year ended	30.06.21	30.06.20
	£m	£m	% Change
Total income	8,189	8,637	(5)
Credit impairment releases/(charges)	288	(2,674)
Net operating income	8,477	5,963	42
Operating expenses	(5,059)	(4,548)	(11)
Litigation and conduct	(87)	(19)
Total operating expenses	(5,146)	(4,567)	(13)
Other net income	3	127
Profit before tax	3,334	1,523
Tax charge	(611)	(230)
Profit after tax	2,723	1,293
Other equity instrument holders	(303)	(333)	9
Attributable profit	2,420	960
	As at 30.06.21	As at 31.12.20
Balance sheet information	£bn	£bn
Cash and balances at central banks	163.8	155.9
Cash collateral and settlement assets	108.5	97.6
Loans and advances at amortised cost	133.8	134.3
Trading portfolio assets	147.1	127.7
Financial assets at fair value through the income statement	191.1	171.8
Derivative financial instrument assets	256.1	302.7
Other assets	63.9	69.7
Total assets	1,064.3	1,059.7
Deposits at amortised cost	249.7	244.7
Cash collateral and settlement liabilities	101.0	85.5
Financial liabilities designated at fair value	263.9	249.6
Derivative financial instrument liabilities	247.0	300.6
	As at 30.06.21	As at 31.12.20
Capital and liquidity metrics	£bn	£bn
Common equity tier 1 (CET1) ratio1,2	13.9%	14.2%
Barclays Bank PLC DoLSub liquidity coverage ratio	131%	145%
Barclays Bank Group liquidity pool	211	206

1
Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated.  For further information, refer to Treasury and Capital Risk on page 20.

2
The CET1 ratio is calculated applying the IFRS 9 transitional arrangement of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date.  For further detail on the application of CRR and CRR II in the UK, refer to Treasury and Capital Risk on page 20.

Barclays Bank Group Overview

Barclays Bank PLC is the non-ring-fenced bank within the Barclays Group.  The Barclays Bank Group contains the majority of the Barclays Group's Barclays International division, which is comprised of the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments (CC&P) businesses.  Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking.

Barclays Bank Group performance

Income Statement - H121 compared to H120

The Barclays Bank Group's profit increased in H121, compared to H120, reflecting an impairment release, which included an improved macroeconomic outlook used in the Q221 scenario refresh. This was partially offset by a decline in income and an increase in operating expenses which included a structural cost action charge, following a real estate review, and higher variable performance costs that reflected an improvement in performance.

Profit before tax increased to £3,334m (H120: £1,523m) driven by an increase in CIB to £3,276m (H120: £2,203m) and CC&P to £463m (H120: £503m loss), partially offset by an increased loss in Head Office of £405m (H120: £177m loss).

●	Total income decreased 5% to £8,189m
-
CIB income decreased 5% to £6,632m driven by a 17% decrease in Global Markets, reflecting tighter spreads and the non-recurrence of H120 client activity levels, partially offset by a 29% increase in Investment Banking fees as the fee pool and Barclays share improved1. Corporate income increased 4% due to the non-recurrence of losses on the mark-to-market of lending and related hedge positions partially offset by a current year write-off on a single name

-
CC&P income decreased 5% to £1,649m reflecting lower cards balances, partially offset by the non-recurrence of a c.£100m valuation loss on Barclays' preference shares in Visa Inc. resulting from the Q220 Supreme Court ruling concerning charges paid by merchants

-	Head Office income was a net expense of £92m (H120: £78m net expense) which primarily reflected hedge accounting and funding costs on legacy capital instruments
●
Credit impairment net release of £288m (H120: £2,674m charge) was driven by an improved macroeconomic outlook used in the Q221 scenario refresh. Management judgements have been maintained and refined in respect of customers and clients considered to be potentially more vulnerable as government support scheme start to reduce

-	CIB credit impairment net release of £260m (H120: £1,320m charge), supported by benign credit risk environment and limited single name wholesale loan charges
-	CC&P credit impairment net release of £22m (H120: £1,299m charge) partially driven by lower delinquencies and customer repayments
-	Head Office credit impairment release was £6m (H120: £55m charge)
●	Total operating expenses increased 13% to £5,146m
-	CIB total operating expenses increased 5% to £3,619m due to higher performance costs that reflected an improvement in performance
-	CC&P total operating expenses increased 14% to £1,208m driven by the impact of higher investment spend, including marketing, and customer remediation costs related to a legacy portfolio
-	Head Office total operating expenses of £319m (H120: £44m) included a charge of £266m relating to a structural cost action taken as part of a real estate review
●	Other net income decreased £124m to £3m due to the non-recurrence of prior year gains on disposals from the sale of a number of subsidiaries within the Barclays Group
●
The effective tax rate was 18.3% (H120: 15.1%). This reflects the £137m tax benefit recognised for the re-measurement of the Barclays Bank Group's UK deferred tax assets as a result of the UK corporation tax rate increase from 19% to 25% from 1 April 2023

Balance sheet, capital and liquidity

30 June 2021 compared to 31 December 2020

●	Cash collateral and settlement assets and liabilities increased £10.9bn to £108.5bn and £15.5bn to £101.0bn respectively due to increased client activity
●	Trading portfolio assets increased £19.4bn to £147.1bn due to increased activity
●	Financial assets at fair value through the income statement increased £19.3bn to £191.1bn driven by increased secured lending
●	Derivative financial instrument assets and liabilities decreased £46.6bn to £256.1bn and £53.6bn to £247.0bn respectively driven by an increase in major interest rate curves
●	Deposits at amortised cost increased £5.0bn to £249.7bn due to clients increasing liquidity
●	Financial liabilities designated at fair value increased £14.3bn to £263.9bn driven by increased secured borrowing
●	The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2021 was 13.9%, which is above regulatory capital minimum requirements
●
The Barclays Bank Group liquidity pool increased to £211bn (December 2020: £206bn), driven by continued deposit growth and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption.  The Barclays Bank PLC DoLSub liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 131% (December 2020: 145%), and reflects higher net stress outflows versus the year-end position.

1	Data source: Dealogic for the period covering 1 January to 30 June 2021

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the Barclays Bank Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Barclays Bank Group, the process by which the Barclays Bank Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies eight principal risks: credit risk, market risk, treasury and capital risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Further detail on these risks and how they are managed is available in the Barclays Bank PLC Annual Report 2020 (Risk Review, pages 35 to 57) or online at home.barclays/annualreport.

Material existing and emerging risks

There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period other than an update to the risk relating to the impact of benchmark interest rates on the Barclays Bank Group as a result of developments relating to benchmark reform, as set out below.

Impact of benchmark interest rate reforms on the Barclays Bank Group

For several years, global regulators and central banks have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative "risk-free" reference rates (RFRs) and the proposed discontinuation of certain reference rates (including LIBOR), with further changes anticipated, including UK, EU and US legislative proposals to deal with 'tough legacy' contracts that cannot convert into or cannot add fall-back RFRs. The consequences of reform are unpredictable and may have an adverse impact on any financial instruments linked to, or referencing, any of these benchmark interest rates.

Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative RFRs, the participation of customers and third-party market participants in the transition process and associated challenges with respect to required documentation changes and other reforms may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR to determine the amount of interest payable that are included in the Barclays Bank Group's financial assets and liabilities) that use these reference rates and indices and introduce a number of risks for the Barclays Bank Group, including, but not limited to:

●
Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Barclays Bank Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Barclays Bank Group is considered to be (among other things) (i) undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking a consistent approach to remediation for customers in similar circumstances, (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare or (vi) colluding or inappropriately sharing information with competitors.

●
Litigation risk: members of the Barclays Bank Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things) (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts, and (iii) the Barclays Bank Group's preparation and readiness for the replacement of LIBOR with alternative RFRs.

●
Financial risk: the valuation of certain of the Barclays Bank Group's'' financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Barclays Bank Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because currently alternative RFRs (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Barclays Bank Group's cash flows.

●
Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Barclays Bank Group on certain transactions.

●
Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Barclays Bank Group's IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Barclays Bank Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index.

●	Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Barclays Bank Group's financial results and performance.

Any of these factors may have a material adverse effect on the Barclays Bank Group's business, results of operations, financial condition and prospects.

For further details on the impacts of benchmark interest rate reforms on the Barclays Bank Group, see Note 40 to Barclays Bank PLC's audited financial statements for the year ended 31 December 2020 and Note 16.

Credit Risk

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as expected credit loss (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

		Stage 2
As at 30.06.21	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total1
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,575	643	21	143	807	1,017	11,399
Credit cards, unsecured loans and other retail lending	21,196	2,541	177	132	2,850	1,617	25,663
Wholesale loans	86,087	12,454	524	373	13,351	1,340	100,778
Total	116,858	15,638	722	648	17,008	3,974	137,840

Impairment allowance
Home loans	7	37	1	1	39	341	387
Credit cards, unsecured loans and other retail lending	609	677	38	66	781	1,057	2,447
Wholesale loans	193	316	5	10	331	667	1,191
Total	809	1,030	44	77	1,151	2,065	4,025

Net exposure
Home loans	9,568	606	20	142	768	676	11,012
Credit cards, unsecured loans and other retail lending	20,587	1,864	139	66	2,069	560	23,216
Wholesale loans	85,894	12,138	519	363	13,020	673	99,587
Total	116,049	14,608	678	571	15,857	1,909	133,815

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	5.8	4.8	0.7	4.8	33.5	3.4
Credit cards, unsecured loans and other retail lending	2.9	26.6	21.5	50.0	27.4	65.4	9.5
Wholesale loans	0.2	2.5	1.0	2.7	2.5	49.8	1.2
Total	0.7	6.6	6.1	11.9	6.8	52.0	2.9

As at 31.12.20
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,627	761	53	87	901	1,099	11,627
Credit cards, unsecured loans and other retail lending	18,923	4,987	393	191	5,571	1,853	26,347
Wholesale loans	83,254	14,184	1,066	688	15,938	2,167	101,359
Total	111,804	19,932	1,512	966	22,410	5,119	139,333

Impairment allowance
Home loans	6	40	6	6	52	376	434
Credit cards, unsecured loans and other retail lending	399	1,092	111	124	1,327	1,253	2,979
Wholesale loans	280	475	49	9	533	840	1,653
Total	685	1,607	166	139	1,912	2,469	5,066

Net exposure
Home loans	9,621	721	47	81	849	723	11,193
Credit cards, unsecured loans and other retail lending	18,524	3,895	282	67	4,244	600	23,368
Wholesale loans	82,974	13,709	1,017	679	15,405	1,327	99,706
Total	111,119	18,325	1,346	827	20,498	2,650	134,267

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	5.3	11.3	6.9	5.8	34.2	3.7
Credit cards, unsecured loans and other retail lending	2.1	21.9	28.2	64.9	23.8	67.6	11.3
Wholesale loans	0.3	3.3	4.6	1.3	3.3	38.8	1.6
Total	0.6	8.1	11.0	14.4	8.5	48.2	3.6

1
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £159.9bn (December 2020: £150.3bn) and impairment allowance of £102m (December 2020: £145m). This comprises £7m (December 2020: £7m) ECL on £159.8bn (December 2020: £146.3bn) Stage 1 assets, £1m(December 2020: £6m) on £34m (December 2020: £3.8bn) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £94m (December 2020: £132m) on £94m (December 2020: £132m) Stage 3 other assets. Loan commitments and financial guarantee contracts have total ECL of £572m (December 2020:£769m).

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. Explanation of the terms: 12-month ECL, lifetime ECL and credit-impaired are included in the Barclays Bank PLC Annual Report 2020 on page 169. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 6-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	9,627	6	901	52	1,099	376	11,627	434
Transfers from Stage 1 to Stage 2	(282)	-	282	-	-	-	-	-
Transfers from Stage 2 to Stage 1	248	15	(248)	(15)	-	-	-	-
Transfers to Stage 3	(71)	-	(44)	(4)	115	4	-	-
Transfers from Stage 3	14	-	35	2	(49)	(2)	-	-
Business activity in the year	826	-	-	-	-	-	826	-
Changes to models used for calculation1	-	-	-	(4)	-	38	-	34
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(484)	(14)	(48)	9	(55)	(64)	(587)	(69)
Final repayments	(303)	-	(71)	(1)	(83)	(1)	(457)	(2)
Disposals	-	-	-	-	-	-	-	-
Write-offs2	-	-	-	-	(10)	(10)	(10)	(10)
As at 30 June 20213	9,575	7	807	39	1,017	341	11,399	387

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	18,923	399	5,571	1,327	1,853	1,253	26,347	2,979
Transfers from Stage 1 to Stage 2	(539)	(31)	539	31	-	-	-	-
Transfers from Stage 2 to Stage 1	2,508	546	(2,508)	(546)	-	-	-	-
Transfers to Stage 3	(130)	(7)	(280)	(127)	410	134	-	-
Transfers from Stage 3	14	18	20	6	(34)	(24)	-	-
Business activity in the year	2,330	30	20	4	20	4	2,370	38
Changes to models used for calculation1	-	(3)	-	(27)	-	-	-	(30)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(752)	(316)	(463)	119	(84)	174	(1,299)	(23)
Final repayments	(1,158)	(27)	(49)	(6)	(61)	(5)	(1,268)	(38)
Disposals4	-	-	-	-	(19)	(11)	(19)	(11)
Write-offs2	-	-	-	-	(468)	(468)	(468)	(468)
As at 30 June 20213	21,196	609	2,850	781	1,617	1,057	25,663	2,447

1
Changes to models used for calculation include a £34m movement in Home Loans, £30m in Credit cards, unsecured loans and other retail lending and £36m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

2
In H121, gross write-offs amounted to £606m (H120: £643m) and post write-off recoveries amounted to £15m (H120: £1m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £591m (H120: £642m).

3
Other financial assets subject to impairment excluded in the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £159.9bn (December 2020: £150.3bn) and impairment allowance of £102m (December 2020: £145m). This comprises £7m ECL (December 2020: £7m) on £159.8bn Stage 1 assets (December 2020: £146.3bn), £1m (December 2020: £6m) on £34m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2020: £3.8bn) and £94m (December 2020: £132m) on £94m Stage 3 other assets (December 2020: £132m).

4
The £19m of disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £101m of disposals reported within Wholesale loans include the sale of Barclays Asset Finance and debt sales.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale loans
As at 1 January 2021	83,254	280	15,938	533	2,167	840	101,359	1,653
Transfers from Stage 1 to Stage 2	(3,956)	(10)	3,956	10	-	-	-	-
Transfers from Stage 2 to Stage 1	5,093	104	(5,093)	(104)	-	-	-	-
Transfers to Stage 3	(98)	(1)	(105)	(11)	203	12	-	-
Transfers from Stage 3	395	1	272	8	(667)	(9)	-	-
Business activity in the year	17,980	32	1,124	29	78	16	19,182	77
Changes to models used for calculation1	-	(7)	-	(29)	-	-	-	(36)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,001	(167)	152	(14)	(76)	(4)	1,077	(185)
Final repayments	(17,539)	(38)	(2,885)	(91)	(187)	(32)	(20,611)	(161)
Disposals2	(43)	(1)	(8)	-	(50)	(28)	(101)	(29)
Write-offs3	-	-	-	-	(128)	(128)	(128)	(128)
As at 30 June 20214	86,087	193	13,351	331	1,340	667	100,778	1,191

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								(37)
Credit cards, unsecured loans and other retail lending								(53)
Wholesale loans								(305)
ECL movement excluding assets derecognised due to disposals and write-offs								(395)
Recoveries and reimbursements5								201
Exchange and other adjustments6								105
Impairment charge on loan commitments and other financial guarantees								(185)
Impairment charge on other financial assets4								(14)
Income statement release for the period								(288)

1
Changes to models used for calculation include a £34m movement in Home Loans, £30m in Credit cards, unsecured loans and other retail lending and £36m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses

2
The £19m of disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £101m disposal reported within Wholesale loans include sale of Barclays Asset Finance and debt sales.

3
In H121, gross write-offs amounted to £606m (H120: £643m) and post write-off recoveries amounted to £15m (H120: £1m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £591m (H120: £642m).

4
Other financial assets subject to impairment excluded from the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £159.9bn (December 2020: £150.3bn) and impairment allowance of £102m (December 2020: £145m). This comprises £7m ECL (December 2020: £7m) on £159.8bn Stage 1 assets (December 2020: £146.3bn), £1m (December 2020: £6m) on £34m  Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2020: £3.8bn) and £94m (December 2020: £132m) on £94m Stage 3 other assets (December 2020: £132m).

5	Recoveries and reimbursements includes a net loss in relation to reimbursements from guarantee contracts held with third parties of £216m and post write off recoveries of £15m.
6	Exchange and other adjustments includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	125	-	2	-	4	-	131	-
Net transfers between stages	-	-	-	-	-	-	-	-
Business activity in the year	6	-	1	-	-	-	7	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6)	-	-	-	-	-	(6)	-
Limit management and final repayments	(88)	-	-	-	(3)	-	(91)	-
As at 30 June 2021	37	-	3	-	1	-	41	-

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	68,211	34	6,244	33	30	23	74,485	90
Net transfers between stages	3,555	8	(3,786)	(3)	231	(5)	-	-
Business activity in the year	3,135	1	23	-	1	1	3,159	2
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	2,142	(9)	213	1	(232)	3	2,123	(5)
Limit management and final repayments	(4,476)	-	(353)	-	(3)	(2)	(4,832)	(2)
As at 30 June 2021	72,567	34	2,341	31	27	20	74,935	85

Wholesale loans
As at 1 January 2021	160,404	205	39,426	446	2,031	28	201,861	679
Net transfers between stages	96	115	1,087	(111)	(1,183)	(4)	-	-
Business activity in the year	39,001	28	2,916	89	12	9	41,929	126
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,912	(146)	688	(61)	(28)	2	2,572	(205)
Limit management and final repayments	(32,861)	(25)	(4,843)	(83)	(455)	(5)	(38,159)	(113)
As at 30 June 2021	168,552	177	39,274	280	377	30	208,203	487

Management adjustments to models for impairment

Management adjustments to impairment models are made in the ordinary course of business in order to reflect changes in policy or correct model performance issues identified through model monitoring. These adjustments remain in place until they are incorporated into future model development and are then retired. In addition, they may also be made in response to circumstances or uncertainty at the period end and this is particularly true of the ongoing COVID-19 pandemic.

Total management adjustments to impairment allowance are presented by product below.

Overview of management adjustments to models for impairment allowance1

	As at 30.06.21		As at 31.12.20
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
	£m	%	£m	%
Home loans	22	5.7	54	12.4
Credit cards, unsecured loans and other retail lending	550	21.7	960	31.3
Wholesale loans	479	28.5	(78)	(3.3)
Total	1,051	22.9	936	16.0

Management adjustments to models for impairment allowance1

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments	Other adjustments	Total impairment allowance
As at 30.06.2021	£m	£m	£m	£m
Home loans	365	22	0	387
Credit cards, unsecured loans and other retail lending	1,982	778	(228)	2,532
Wholesale loans	1,199	615	(136)	1,678
Total	3,546	1,415	(364)	4,597

As at 31.12.20
Home loans	380	21	33	434
Credit cards, unsecured loans and other retail lending	2,109	986	(26)	3,069
Wholesale loans	2,410	379	(457)	2,332
Total	4,899	1,386	(450)	5,835

1	Positive values reflect an increase in impairment allowance.
2	Includes £2.6bn (December 2020: £3.9bn) of modelled ECL, £0.7bn (December 2020: £0.8bn) of individually assessed impairments and £0.2bn (December 2020: £0.2bn) ECL from non-modelled exposures.

Economic uncertainty adjustments

The COVID-19 pandemic has impacted the global economy since early 2020 and macroeconomic forecasts indicate longer-term impacts that result in higher unemployment levels and customer and client stress. However, to date, little real credit deterioration has occurred, largely as a result of government and other support measures. Observed 30-day arrears rates have reduced in US cards to 1.6% (December 2020: 2.5%; December 2019: 2.7%) due to payment holidays granted to customers impacted by COVID-19 which reduced the delinquency entrance rate and overall flow through delinquency. However, uncertainty remains as government and other support measures taper down as to whether these schemes have either averted or delayed credit losses.

In order to address this uncertainty, adjustments to the modelled provisions were made in 2020. COVID-19 related economic uncertainty adjustments of £1.4bn (December 2020: £1.4bn) continue to be recognised, specifically to address whether support measures have averted or delayed credit losses. However, within this, the approach has been refined and uncertainty is now captured in two distinct ways: firstly, the identification of specific customers and clients who may be more vulnerable to the withdrawal of relief and secondly, macroeconomic and risk parameter uncertainties which are applied at a portfolio level.

A summary of the adjustments is provided below:
●
A £0.8bn adjustment has been applied for customers and clients considered potentially vulnerable to the withdrawal of government and other support schemes. In US consumer card portfolios, the populations identified are those who have higher potential risk indicators. In wholesale portfolios these include those corporate sectors deemed more vulnerable to the economic impacts of COVID-19. This adjustment is split between credit cards and unsecured loans, £0.6bn, and wholesale loans, £0.2bn.

●
Expert judgement has been used to adjust the probability of default at portfolio level to pre-COVID-19 levels to reflect the impact of temporary support measures on underlying customer and client behaviour. This adjustment, of £0.2bn, has remained at a similar level to December 2020 (£0.1bn).

●
Macroeconomic variables which may be temporarily influenced by support measures have been adjusted at a portfolio level enabling the model to consume the economic stress. This adjustment has been reduced to £0.5bn from £1.0bn at December 2020 as management judgement has been refined towards potentially vulnerable customers and clients as the pandemic has evolved.

Other adjustments

Credit cards, unsecured loans and other retail lending: Primarily relates to a net release in ECL of £0.2bn in Barclaycard US to more accurately reflect Loss Given Default in Stage 3.

Wholesale loans: Represents the net adjustments of £136m in the Investment Bank for model inaccuracies informed by back-testing. An adjustment to offset modelled ECL output in the Investment Bank to limit excessive ECL sensitivity to the macroeconomic variable for Federal Tax Receipts in place at December 2020 is materially reduced due to the Q221 scenario refresh.

Measurement uncertainty

The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium-term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays' internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England's stress scenarios and to the most severe scenario from Moody's inventory, but is not designed to be the same. The favourable scenarios are calibrated to reflect upside risks to the Baseline scenario to the extent that is broadly consistent with recent favourable benchmark scenarios. All scenarios are regenerated at a minimum semi-annually. The scenarios include eight economic variables (GDP, unemployment, House Price Index (HPI) and base rates, in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.

Macroeconomic indicators were refreshed in Q221, with key drivers for the baseline scenario more optimistic than Q420, resulting in a net ECL provision release. In the Baseline scenario, UK GDP returns to the pre-pandemic level by mid-2022 with peak UK unemployment of just over 6% in Q421. In the Upside 2 scenario, effective fiscal stimulus measures, including public investments in infrastructure and skills, provide a boost to demand and confidence, which in turn leads to economic activity in almost all advanced economies returning to the pre-COVID-19 pandemic levels by the end of 2021. Unemployment levels decline back below 5% by H222 in the UK, and below 4% by early 2022 in the US. In the Downside 2 scenario supply and distribution issues slow the vaccination process and the emergence of new virus variants that are not susceptible to the existing vaccines fuels the outbreak again resulting in full national lockdowns in Q321. This leads to significant falls in GDP in Q321 and UK and US unemployment reaching c.10% and 12% respectively.

Although the macroeconomic outlook has improved, the Barclays Bank Group's view on uncertainty remains unchanged, believing potential credit deterioration could be seen once government support is removed, particularly in vulnerable areas of the portfolio. In response, economic uncertainty PMAs remained relatively stable at c.£1.4bn. For further details see page 10.

Limited defaults have been observed to date in response to the COVID-19 pandemic, partly as a result of government and bank support measures. However, such support measures are scheduled to taper down from Q321 bringing with it uncertainty. Despite improvement in macroeconomic variables in the period, unemployment remains at elevated levels but portfolios are yet to respond, and may not do so until support measures fall away.

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US macroeconomic variables against the forecast paths of the five scenarios. The range of forecast paths generated in the calculation of the weights at 30 June 2021 is slightly narrower than 31 December 2020 due to lower levels of uncertainty. The Upside 2 and Downside 2 scenarios are therefore nearer the tails of the distribution than previously resulting in lower weights.  See page 16 for probability weightings used H121.

The tables below show: (i) the key consensus macroeconomic variables used in the scenarios (3-year annual paths); (ii) the probability weights applied to each scenario; and (iii) the macroeconomic variables by scenario using 'specific bases', i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. The 5-year average table provides additional transparency.

Baseline average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.2021%		%	%
UK GDP1	4.9	5.6	2.3
UK unemployment2	5.8	5.7	5.1
UK HPI3	(0.5)	0.3	3.1
UK bank rate	0.1	0.2	0.4
US GDP1	5.7	3.9	1.6
US unemployment4	5.6	4.5	4.4
US HPI5	3.9	3.5	3.5
US federal funds rate	0.3	0.3	0.7

As at 31.12.20
UK GDP1	6.3	3.3	2.6
UK unemployment2	6.7	6.4	5.8
UK HPI3	2.4	2.3	5.0
UK bank rate	-	(0.1)	-
US GDP1	3.9	3.1	2.9
US unemployment4	6.9	5.7	5.6
US HPI5	2.8	4.7	4.7
US federal funds rate	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	(1.7)	2.0	5.2
UK unemployment2	7.3	8.2	6.6
UK HPI3	(5.8)	(5.8)	0.2
UK bank rate	0.1	-	-
US GDP1	1.5	1.4	2.0
US unemployment4	8.7	11.0	9.3
US HPI5	(4.9)	(3.0)	1.1
US federal funds rate	0.3	0.3	0.3

As at 31.12.20
UK GDP1	(3.9)	6.5	2.6
UK unemployment2	8.0	9.3	7.8
UK HPI3	(13.6)	(10.8)	0.5
UK bank rate	(0.2)	(0.2)	(0.1)
US GDP1	(2.4)	3.6	2.1
US unemployment4	13.4	11.9	10.1
US HPI5	(17.2)	(0.7)	0.6
US federal funds rate	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Downside 1 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	0.6	4.4	4.2
UK unemployment2	6.4	6.6	5.6
UK HPI3	(3.1)	(2.7)	1.7
UK bank rate	0.1	0.1	0.2
US GDP1	3.4	2.5	1.6
US unemployment4	7.4	7.9	6.1
US HPI5	(0.5)	0.2	2.3
US federal funds rate	0.3	0.3	0.3

As at 31.12.20
UK GDP1	0.1	6.6	3.2
UK unemployment2	7.3	8.0	6.9
UK HPI3	(6.7)	(3.5)	1.7
UK bank rate	(0.1)	(0.1)	-
US GDP1	0.4	3.6	2.3
US unemployment4	11.0	8.9	6.9
US HPI5	(5.9)	1.8	2.6
US federal funds rate	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	6.8	9.4	4.0
UK unemployment2	5.5	4.9	4.4
UK HPI3	4.6	9.9	11.3
UK bank rate	0.1	0.4	0.6
US GDP1	6.5	8.2	3.4
US unemployment4	5.3	3.8	3.8
US HPI5	6.5	8.0	7.3
US federal funds rate	0.3	0.3	1.1

As at 31.12.20
UK GDP1	12.2	5.3	3.9
UK unemployment2	6.2	5.5	4.8
UK HPI3	6.6	10.4	10.8
UK bank rate	0.1	0.3	0.3
US GDP1	7.1	4.6	4.0
US unemployment4	5.5	4.3	4.1
US HPI5	8.8	9.1	8.9
US federal funds rate	0.3	0.4	0.6

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Upside 1 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	5.9	7.3	3.0
UK unemployment2	5.6	5.2	4.7
UK HPI3	1.5	4.5	7.4
UK bank rate	0.1	0.2	0.6
US GDP1	6.1	5.8	2.4
US unemployment4	5.5	4.2	4.2
US HPI5	6.2	6.8	5.7
US federal funds rate	0.3	0.3	0.9

As at 31.12.20
UK GDP1	9.3	3.9	3.4
UK unemployment2	6.4	6.0	5.2
UK HPI3	4.6	6.1	6.1
UK bank rate	0.1	0.1	0.3
US GDP1	5.5	4.0	3.7
US unemployment4	6.0	4.8	4.6
US HPI5	6.8	6.7	6.3
US federal funds rate	0.3	0.3	0.5

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.21
Scenario probability weighting	19.6	24.5	26.4	16.9	12.6
As at 31.12.20
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4

Specific bases show the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.2021%		%	%	%	%
UK GDP2	25.9	20.2	3.3	(4.2)	(8.1)
UK unemployment3	4.1	4.3	5.1	7.5	9.8
UK HPI4	48.2	25.5	1.6	(5.8)	(11.8)
UK bank rate3	0.1	0.1	0.4	0.3	0.1
US GDP2	23.7	18.3	2.8	(0.2)	(3.2)
US unemployment3	3.8	4.2	4.7	8.9	12.0
US HPI4	41.2	32.6	3.6	(1.3)	(7.9)
US federal funds rate3	0.3	0.3	0.8	1.5	0.8

As at 31.12.20
UK GDP2	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment3	4.0	4.0	5.7	8.4	10.1
UK HPI4	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate3	0.1	0.1	-	0.6	0.6
US GDP2	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment3	3.8	3.8	6.4	13.0	13.7
US HPI4	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate3	0.1	0.1	0.3	1.3	1.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from  Q121 (2020: Q120).

2
Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios..
4
Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.2021%		%	%	%	%
UK GDP2	5.2	4.2	3.3	2.6	1.8
UK unemployment3	4.6	4.8	5.1	5.7	6.5
UK HPI4	8.2	4.7	1.6	-	(1.6)
UK bank rate3	0.7	0.6	0.4	0.2	-
US GDP2	4.6	3.7	2.8	2.0	1.4
US unemployment3	4.1	4.4	4.7	6.3	8.5
US HPI4	7.1	5.8	3.6	1.6	(0.4)
US federal funds rate3	1.1	0.9	0.8	0.6	0.3

As at 31.12.20
UK GDP2	2.5	1.6	0.7	0.1	(0.9)
UK unemployment3	5.0	5.3	5.7	6.5	7.2
UK HPI4	8.2	5.5	3.6	(0.2)	(3.6)
UK bank rate3	0.3	0.2	-	-	(0.1)
US GDP2	2.9	2.4	1.6	0.8	0.1
US unemployment3	5.3	5.7	6.4	8.3	10.4
US HPI4	7.3	5.5	3.8	0.8	(3.0)
US federal funds rate3	0.5	0.5	0.3	0.3	0.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.

2	5-year yearly average CAGR, starting 2020 (2020: 2019).
3	5-year average. Period based on 20 quarters from Q121 (2020: Q120).
4	5-year quarter end CAGR, starting Q420 (2020: Q419).

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in CIB and Treasury within the Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.21			Half year ended 31.12.20			Half year ended 30.06.20
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	18	30	9	19	23	15	22	38	10
Interest rate risk	8	14	4	11	17	6	9	17	6
Equity risk	10	15	6	10	16	7	15	35	6
Basis risk	7	10	3	9	11	7	9	14	7
Spread risk	4	6	3	5	7	4	5	9	3
Foreign exchange risk	3	6	2	4	7	3	4	7	2
Commodity risk	-	1	-	1	1	-	1	1	-
Inflation risk	2	4	2	2	3	1	1	2	1
Diversification effect1	(30)	n/a	n/a	(33)	n/a	n/a	(31)	n/a	n/a
Total management VaR	22	36	13	28	35	20	35	57	17

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR decreased 21% to £22m (H220: £28m), reflecting a reduction of £5m due to a methodology update which changed the historical lookback period of the VaR model from two years to one year and reduced risk taking in the period. The methodology change has increased the responsiveness of the model to changes over time in volatility levels in the lookback period.

Treasury and Capital Risk

Funding and liquidity

Overview

The Barclays Bank Group liquidity pool increased to £211bn (December 2020: £206bn), driven by continued deposit growth and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption.  The Barclays Bank PLC DoLSub LCR remained well above the 100% regulatory requirement at 131% (December 2020: 145%), and reflects higher net stress outflows versus the year-end position.

For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under the Barclays Bank PLC DoLSub arrangement.

Liquidity risk stress testing

The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event.

The CRR (as amended by CRR II) LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank's liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 30 June 2021, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of the net stress outflows to its internal and regulatory requirements. The proportion of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.

A significant portion of the liquidity pool is located in Barclays Bank PLC and Barclays Bank Ireland PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.

	As at 30.06.21	As at 31.12.20
	£bn	£bn
Barclays Bank Group liquidity pool	211	206

	%	%
Barclays Bank PLC DoLSub liquidity coverage ratio	131	145

Capital and leverage

Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile to be included in the Barclays PLC Pillar 3 Report H1 2021, expected to be published on 13 August 2021, and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results.

Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date.  With effect from 26 June 2021, the Financial Services Act 2021 amended CRR as amended by CRR II in part. The amendments included an extension to the application of CRR II settlement netting to the CRR leverage exposure which was due to expire on 27 June 2021 under CRR II quick fix measures. Throughout the TTP period, the Bank of England (BoE) and PRA will continue to review the UK regulatory framework and the Group disclosures will reflect the amended framework as applicable at the effective reporting date.

On 26 April 2019, a prudential backstop was implemented for qualifying exposures originating after 26 April 2019 that have been non-performing for more than two years. Where minimum coverage requirements for qualifying non-performing exposures are not met, the difference must be deducted from CET1 capital. Different conversion factors are applied for secured and unsecured exposures depending on the length of time the exposures have been non-performing. For 2021, the conversion factor applied to secured non-performing exposures is 0% and for unsecured non-performing exposures is 35% prior to any coverage being applied. For H121 there was no impact to CET1 capital.

On 29 June 2021, the Financial Policy Committee and PRA issued a consultation paper on proposed changes to the UK leverage ratio framework. The consultation states the intention to move to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks from 1 January 2022. Whilst largely upholding the existing framework, some technical changes to the exposure measure have been proposed that will align to the Basel III standards. Minimum requirements for Barclays Bank PLC are expected to apply from 1 January 2023 at the individual level; individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA, from 1 January 2023.

Capital ratios1,2,3	As at 30.06.21	As at 31.12.20
CET1	13.9%	14.2%
Tier 1 (T1)	17.7%	18.1%
Total regulatory capital	21.2%	21.0%

Capital resources	£m	£m
CET1 capital	24,538	25,227
T1 capital	31,392	32,172
Total regulatory capital	37,571	37,493

Risk weighted assets (RWAs)	176,898	178,156

Leverage ratio1,4	£m	£m
CRR leverage ratio	3.6%	3.9%
T1 capital	31,392	32,172
CRR leverage exposure	882,543	826,371

1
Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2	The fully loaded CET1 ratio was 13.5%, with £23.9bn of CET1 capital and £176.4bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

4
Barclays Bank PLC solo-consolidated is not subject to the UK Leverage framework and discloses the CRR Leverage Ratio which had no binding requirement as at 30 June 2021. Had the UK leverage rules been applied, which provides a similar exclusion on qualifying claims on central banks as under CRR II, the 30 June 2021 leverage exposure would have reduced to £789.9bn and the ratio would have increased to 3.9%. The exclusion for qualifying claims on central banks under CRR II is subject to PRA approval for all UK banks and as at 30 June 2021 this approval had not been given.

Statement of Directors' Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that, to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 23 to 28 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the United Kingdom (UK), and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:

●
An indication of important events that have occurred during the six months ended 30 June 2021 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year.

●
Any related party transactions in the six months ended 30 June 2021 that have materially affected the financial position or performance of the Barclays Bank Group during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Barclays Bank Group in the six months ended 30 June 2021.

Signed on 27 July 2021 on behalf of the Board by
James E Staley	Steven Ewart
Barclays Bank Group Chief Executive Officer	Barclays Bank Group Chief Financial Officer

Barclays Bank PLC Board of Directors:

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	James E Staley Tushar Morzaria	Mike Ashley Tim Breedon CBE Mohamed A. El-Erian Dawn Fitzpatrick Mary Francis CBE Diane Schueneman
Independent Review Report to Barclays Bank PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2021 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2021;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA").

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Directors' responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in Note 1, Basis of preparation, the latest annual financial statements of the Barclays Bank Group are prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the next annual financial statements will be prepared in accordance with UK-adopted international accounting standards. The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted for use in the UK.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA.  Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Michelle Hinchliffe
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL
27 July 2021

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended 30.06.21	Half year ended 30.06.20
	Notes1	£m	£m
Interest and similar income		2,444	3,173
Interest and similar expense		(921)	(1,502)
Net interest income		1,523	1,671
Fee and commission income		4,070	3,818
Fee and commission expense		(870)	(939)
Net fee and commission income	3	3,200	2,879
Net trading income		3,467	4,225
Net investment expense		(36)	(146)
Other income		35	8
Total income		8,189	8,637
Credit impairment releases/(charges)		288	(2,674)
Net operating income		8,477	5,963

Staff costs		(2,385)	(2,191)
Infrastructure, administration and general expenses		(2,674)	(2,357)
Litigation and conduct		(87)	(19)
Operating expenses		(5,146)	(4,567)

Share of post-tax results of associates and joint ventures		3	1
Profit on disposal of subsidiaries, associates and joint ventures		-	126
Profit before tax		3,334	1,523
Tax charge	4	(611)	(230)
Profit after tax		2,723	1,293

Attributable to:
Equity holders of the parent		2,420	960
Other equity instrument holders		303	333
Profit after tax		2,723	1,293

1	For notes to the Financial Statements see pages 29 to 49.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.21	Half year ended 30.06.20
	Notes1	£m	£m
Profit after tax		2,723	1,293

Other comprehensive (loss)/income that may be recycled to profit or loss2
Currency translation reserve	12	(552)	1,386
Fair value through other comprehensive income reserve	12	(312)	137
Cash flow hedging reserve	12	(823)	1,065
Other		-	(6)
Other comprehensive (loss)/income that may be recycled to profit or loss		(1,687)	2,582

Other comprehensive (loss)/income not recycled to profit or loss
Retirement benefit remeasurements	9	103	645
Own credit	12	(47)	496
Other comprehensive income not recycled to profit or loss		56	1,141

Other comprehensive (loss)/income for the period		(1,631)	3,723

Total comprehensive income for the period		1,092	5,016

1	For notes to the Financial Statements see pages 29 to 49.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at 30.06.21	As at 31.12.20
Assets	Notes1	£m	£m
Cash and balances at central banks		163,804	155,902
Cash collateral and settlement balances		108,536	97,616
Loans and advances at amortised cost		133,815	134,267
Reverse repurchase agreements and other similar secured lending		3,048	8,981
Trading portfolio assets		147,144	127,664
Financial assets at fair value through the income statement		191,128	171,761
Derivative financial instruments		256,129	302,693
Financial assets at fair value through other comprehensive income		50,184	51,902
Investments in associates and joint ventures		22	24
Goodwill and intangible assets		1,453	1,154
Property, plant and equipment		1,193	1,537
Current tax assets		500	424
Deferred tax assets	4	2,362	2,552
Retirement benefit assets	9	2,701	1,814
Other assets		2,318	1,440
Total assets		1,064,337	1,059,731

Liabilities
Deposits at amortised cost		249,732	244,696
Cash collateral and settlement balances		100,957	85,549
Repurchase agreements and other similar secured borrowing		11,067	10,443
Debt securities in issue		42,931	29,423
Subordinated liabilities	7	29,045	32,005
Trading portfolio liabilities		56,137	46,139
Financial liabilities designated at fair value		263,920	249,626
Derivative financial instruments		246,983	300,580
Current tax liabilities		586	644
Deferred tax liabilities	4	29	225
Retirement benefit liabilities	9	275	232
Other liabilities		8,028	5,251
Provisions	8	951	1,208
Total liabilities		1,010,641	1,006,021

Equity
Called up share capital and share premium	10	2,348	2,348
Other equity instruments	11	8,621	8,621
Other reserves	12	1,449	3,183
Retained earnings		41,278	39,558
Total equity		53,696	53,710

Total liabilities and equity		1,064,337	1,059,731

1	For notes to the Financial Statements see pages 29 to 49.

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total equity
Half year ended 30.06.21	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	8,621	3,183	39,558	53,710
Profit after tax	-	303	-	2,420	2,723
Currency translation movements	-	-	(552)	-	(552)
Fair value through other comprehensive income reserve	-	-	(312)	-	(312)
Cash flow hedges	-	-	(823)	-	(823)
Retirement benefit remeasurements	-	-	-	103	103
Own credit	-	-	(47)	-	(47)
Total comprehensive income for the period	-	303	(1,734)	2,523	1,092
Other equity instruments coupons paid	-	(303)	-	-	(303)
Equity settled share schemes	-	-	-	255	255
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(349)	(349)
Dividends paid - ordinary shares	-	-	-	(694)	(694)
Dividends paid - preference shares	-	-	-	(13)	(13)
Other movements	-	-	-	(2)	(2)
Balance as at 30 June 2021	2,348	8,621	1,449	41,278	53,696

Half year ended 31.12.20
Balance as at 1 July 2020	2,348	8,323	6,319	39,704	56,694
Profit after tax	-	344	-	814	1,158
Currency translation movements	-	-	(2,033)	-	(2,033)
Fair value through other comprehensive income reserve	-	-	246	-	246
Cash flow hedges	-	-	(272)	-	(272)
Retirement benefit remeasurements	-	-	-	(753)	(753)
Own credit	-	-	(1,077)	-	(1,077)
Other	-	-	-	9	9
Total comprehensive income for the period	-	344	(3,136)	70	(2,722)
Issue and exchange of other equity instruments	-	298	-	(53)	245
Other equity instruments coupons paid	-	(344)	-	-	(344)
Equity settled share schemes	-	-	-	(126)	(126)
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(11)	(11)
Dividends paid - preference shares				(14)	(14)
Other movements	-	-	-	(12)	(12)
Balance as at 31 December 2020	2,348	8,621	3,183	39,558	53,710

1	Details of share capital, other equity instruments and other reserves are shown on pages 40 to 41.

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total equity
Half year ended 30.06.20	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	8,323	3,235	36,709	50,615
Profit after tax	-	333	-	960	1,293
Currency translation movements	-	-	1,386	-	1,386
Fair value through other comprehensive income reserve	-	-	137	-	137
Cash flow hedges	-	-	1,065	-	1,065
Retirement benefit remeasurements	-	-	-	645	645
Own credit	-	-	496	-	496
Other	-	-	-	(6)	(6)
Total comprehensive income for the period	-	333	3,084	1,599	5,016
Other equity instruments coupon paid	-	(333)	-	-	(333)
Equity settled share schemes	-	-	-	475	475
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(289)	(289)
Dividends paid - ordinary shares	-	-	-	(263)	(263)
Dividends paid - preference shares	-	-	-	(28)	(28)
Capital contribution from Barclays PLC	-	-	-	1,500	1,500
Other movements	-	-	-	1	1
Balance as at 30 June 2020	2,348	8,323	6,319	39,704	56,694

1	Details of share capital, other equity instruments and other reserves are shown on pages 40 to 41.

Condensed consolidated cash flow statement (unaudited)

	Half year ended 30.06.21	Half year ended 30.06.201
	£m	£m
Profit before tax	3,334	1,523
Adjustment for non-cash items2	5,001	(35)
Net decrease/(increase) in loans and advances at amortised cost2	2,932	(6,581)
Net increase in deposits at amortised cost	5,036	32,357
Net increase in debt securities in issue	13,508	16,960
Changes in other operating assets and liabilities3	(8,814)	(6,447)
Corporate income tax paid	(617)	(270)
Net cash from operating activities	20,380	37,507
Net cash from investing activities2	(3,112)	(11,201)
Net cash from financing activities	(2,883)	653
Effect of exchange rates on cash and cash equivalents	(5,534)	7,813
Net increase in cash and cash equivalents	8,851	34,772
Cash and cash equivalents at beginning of the period3	173,125	139,314
Cash and cash equivalents at end of the period3	181,976	174,086

1
H120 comparative figures have been restated to make the condensed cash flow statement more relevant following a review of the disclosure and the accounting policies applied that was undertaken in H220. Amendments, which were first applied in the Barclays Bank PLC Annual Report 2020, have been made to the classification of cash collateral reported within cash and cash equivalents and to the presentation of items within net cash flows from operating and investing activities. Footnotes 2 and 3 below quantify the impact of the changes to the respective cash flow categories in H120 and provide further detail.

2
Movements in cash and cash equivalents relating to debt securities at amortised cost were previously shown within loans and advances at amortised cost in operating activities. These debt securities holdings are now considered to be part of the investing activity performed by the Barclays Bank Group following a change in accounting policy and have been presented within investing activities in H121. Comparatives have been restated. The effect of this change was to reclassify £4,179m of net cash outflows from operating activities to investing activities in H120.

3
Cash and cash equivalents have been restated to exclude cash collateral and settlement balances, with the exception of balances that the Barclays Bank Group holds at central banks related to payment schemes. The effect of this change decreased cash and cash equivalents by £27,974m as at 30 June 2020 and £16,702m as at 31 December 2019. As a result, net cash from operating activities decreased by £11,272m in H120, representing the net increase in the cash collateral and settlement balances line item in this period.

Financial Statement Notes

1.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the UK's Financial Conduct Authority (FCA) and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2020. The annual financial statements for the year ended 31 December 2020 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union as well as adopted by the UK. UK adopted IFRS and EU adopted IFRS are currently the same and were the same as at 31 December 2020.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2020.

1. Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Barclays Bank Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions which includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the Barclays Bank Group and that is has the resources in place that are required to meet its ongoing regulatory requirements. The WCR includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirements forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.

The WCR indicated that the Barclays Bank Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.

2. Other disclosures

The Credit risk disclosures on pages 6 to 17 form part of these interim financial statements.

2.	Segmental reporting

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.21	£m	£m	£m	£m
Total income	6,632	1,649	(92)	8,189
Credit impairment releases	260	22	6	288
Net operating income/(expenses)	6,892	1,671	(86)	8,477
Operating expenses	(3,617)	(1,126)	(316)	(5,059)
Litigation and conduct	(2)	(82)	(3)	(87)
Total operating expenses	(3,619)	(1,208)	(319)	(5,146)
Other net income1	3	-	-	3
Profit/(loss) before tax	3,276	463	(405)	3,334

As at 30.06.21	£bn	£bn	£bn	£bn
Total assets	991.3	62.7	10.3	1,064.3

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.20	£m	£m	£m	£m
Total income	6,973	1,742	(78)	8,637
Credit impairment charges	(1,320)	(1,299)	(55)	(2,674)
Net operating income/(expenses)	5,653	443	(133)	5,963
Operating expenses	(3,458)	(1,053)	(37)	(4,548)
Litigation and conduct	(4)	(8)	(7)	(19)
Total operating expenses	(3,462)	(1,061)	(44)	(4,567)
Other net income1	12	115	-	127
Profit/(loss) before tax	2,203	(503)	(177)	1,523

As at 31.12.20	£bn	£bn	£bn	£bn
Total assets	990.9	57.8	11.0	1,059.7

1 Other net income represents the share of post-tax results of associates and joint ventures and profit (or loss) on disposal of subsidiaries, associates and joint ventures.

Split of income by geographic region1
	Half year ended 30.06.21	Half year ended 30.06.20
	£m	£m
United Kingdom	2,698	2,835
Europe	1,213	1,240
Americas	3,676	3,872
Africa and Middle East	20	23
Asia	582	667
Total	8,189	8,637

1	The geographical analysis is based on the location of the office where the transactions are recorded.

3.	Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.21	£m	£m	£m	£m
Fee type
Transactional	184	984	-	1,168
Advisory	399	61	-	460
Brokerage and execution	527	26	-	553
Underwriting and syndication	1,715	-	-	1,715
Other	25	76	11	112
Total revenue from contracts with customers	2,850	1,147	11	4,008
Other non-contract fee income	59	3	-	62
Fee and commission income	2,909	1,150	11	4,070
Fee and commission expense	(369)	(496)	(5)	(870)
Net fee and commission income	2,540	654	6	3,200

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.20	£m	£m	£m	£m
Fee type
Transactional	177	968	-	1,145
Advisory	260	46	-	306
Brokerage and execution	654	31	-	685
Underwriting and syndication	1,468	-	-	1,468
Other	35	100	19	154
Total revenue from contracts with customers	2,594	1,145	19	3,758
Other non-contract fee income	57	3	-	60
Fee and commission income	2,651	1,148	19	3,818
Fee and commission expense	(441)	(497)	(1)	(939)
Net fee and commission income	2,210	651	18	2,879

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities, and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

4.	Tax

The tax charge for H121 was £611m (H120: £230m), representing an effective tax rate of 18.3% (H120: 15.1%). The effective tax rate for H121 includes a benefit recognised as a result of the increase in the UK corporation tax rate and absent this benefit the tax charge would have been £748m and the effective tax rate would have been 22.4%. The H120 effective tax rate included a benefit recognised for re-measurement of the Barclays Bank Group's UK deferred tax assets as a result of UK corporation tax previously being maintained at a rate of 19%.

In its Budget held in March 2021, the UK Government announced that the UK rate of corporation tax will increase from 19% to 25% from 1 April 2023. This legislative change has been enacted, resulting in the Barclays Bank Group's UK deferred tax  liabilities increasing by £28m with a tax benefit in the income statement of £137m and a tax charge within other comprehensive income of £165m.

The UK Government also announced that it will undertake a review of the additional 8% banking surcharge during 2021. The Budget Report issued on 3 March 2021 outlines that "the government will set out how it intends to ensure that the combined rate of tax on banks' profits does not increase substantially from its current level". Any subsequent reduction in the banking surcharge arising from the Government's review would result in the Barclays Bank Group's UK deferred tax liabilities again being re-measured, the timing of which is uncertain but is expected to occur in H122.

In the USA, the Biden administration published in April 2021 The Made In America Tax Plan, which proposes an increase in the US federal corporate income tax rate. This would result in a re-measurement to increase the Barclays Bank Group's US deferred tax assets upon enactment, the timing of which is uncertain. In addition, revisions to international elements of the US tax regime are being considered that could affect the Barclays Bank Group's US tax position in future.

The G7 finance ministers published a communiqué on 5 June 2021which sets out high level political agreement on global tax reform, including the implementation of a global minimum tax rate. The Barclays Bank Group will continue to monitor developments and assess the potential impact of associated future legislative changes.
	As at 30.06.21	As at 31.12.20
Deferred tax assets and liabilities	£m	£m
USA	1,908	2,049
Other territories	454	503
Deferred tax assets	2,362	2,552
Deferred tax liabilities - UK	(29)	(225)

Analysis of deferred tax assets
Temporary differences	1,591	1,841
Tax losses	771	711
Deferred tax assets	2,362	2,552

5.	Dividends on ordinary shares

	Half year ended 30.06.21	Half year ended 30.06.20

Dividends paid during the period	£m	£m
Ordinary shares	694	263
Preference shares	13	28
Total	707	291

An interim dividend in respect of the year ended 31 December 2021 of £100m will be paid on 2 August 2021.

6.	Fair value of financial instruments

This section should be read in conjunction with Note 16, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2020, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Barclays Bank Group's assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:
	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.21	£m	£m	£m	£m
Trading portfolio assets	73,307	71,285	2,552	147,144
Financial assets at fair value through the income statement	1,089	186,032	4,007	191,128
Derivative financial instruments	11,643	240,830	3,656	256,129
Financial assets at fair value through other comprehensive income	14,495	35,646	43	50,184
Investment property	-	-	8	8
Total assets	100,534	533,793	10,266	644,593

Trading portfolio liabilities	(30,063)	(26,057)	(17)	(56,137)
Financial liabilities designated at fair value	(142)	(263,482)	(296)	(263,920)
Derivative financial instruments	(11,227)	(230,157)	(5,599)	(246,983)
Total liabilities	(41,432)	(519,696)	(5,912)	(567,040)

As at 31.12.20
Trading portfolio assets	60,619	65,182	1,863	127,664
Financial assets at fair value through the income statement	4,439	162,930	4,392	171,761
Derivative financial instruments	9,154	289,071	4,468	302,693
Financial assets at fair value through other comprehensive income	12,150	39,599	153	51,902
Investment property	-	-	10	10
Total assets	86,362	556,782	10,886	654,030

Trading portfolio liabilities	(23,331)	(22,780)	(28)	(46,139)
Financial liabilities designated at fair value	(159)	(249,126)	(341)	(249,626)
Derivative financial instruments	(8,762)	(285,579)	(6,239)	(300,580)
Total liabilities	(32,252)	(557,485)	(6,608)	(596,345)

The following table shows the Barclays Bank Group's Level 3 assets and liabilities that are held at fair value disaggregated by product type:
	As at 30.06.21		As at 31.12.20
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	916	(1,269)	1,613	(1,615)
Foreign exchange derivatives	151	(129)	144	(143)
Credit derivatives	100	(364)	196	(351)
Equity derivatives	2,489	(3,837)	2,497	(4,112)
Commodity derivatives	-	-	18	(18)
Corporate debt	981	(38)	698	(3)
Reverse repurchase and repurchase agreements	-	(161)	-	(174)
Non-asset backed loans	3,467	-	3,093	-
Asset backed securities	562	-	767	(24)
Equity cash products	401	-	542	-
Private equity investments	98	-	84	-
Other1	1,101	(114)	1,234	(168)
Total	10,266	(5,912)	10,886	(6,608)

1	includes commercial real estate loans, fund and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period there were no material transfers between Level 1 and Level 2 (period ended December 2020: no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.21
	As at 01.01.21					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	305	(87)	-	-	25	-	-	40	(11)	423
Non-asset backed loans	709	620	(131)	-	(84)	13	-	-	124	(106)	1,145
Asset backed securities	686	112	(294)	-	-	(10)	-	-	43	(48)	489
Equity cash products	214	13	(17)	-	-	32	-	-	29	(9)	262
Other	103	21	-	-	(51)	(1)	-	-	162	(1)	233
Trading portfolio assets	1,863	1,071	(529)	-	(135)	59	-	-	398	(175)	2,552

Non-asset backed loans	2,280	696	(299)	-	(388)	10	-	-	69	(47)	2,321
Equity cash products	320	166	(194)	-	-	(171)	18	-	-	-	139
Private equity investments	88	22	(7)	-	(7)	(1)	3	-	-	-	98
Other	1,704	2,296	(2,389)	-	(160)	(19)	1	-	16	-	1,449
Financial assets at fair value through the income statement	4,392	3,180	(2,889)	-	(555)	(181)	22	-	85	(47)	4,007

Non-asset backed loans	106	-	-	-	-	-	-	-	-	(106)	-
Asset backed securities	47	-	-	-	(5)	-	-	1	-	-	43
Financial assets at fair value through other comprehensive income	153	-	-	-	(5)	-	-	1	-	(106)	43

Investment property	10	-	(2)	-	-	-	-	-	-	-	8

Trading portfolio liabilities	(28)	(3)	14	-	-	(7)	-	-	-	7	(17)

Financial liabilities designated at fair value	(341)	-	-	-	98	7	-	-	(78)	18	(296)

Interest rate derivatives	(2)	9	-	-	33	(121)	4	-	21	(296)	(352)
Foreign exchange derivatives	1	-	-	-	58	(6)	-	-	3	(34)	22
Credit derivatives	(155)	(118)	2	-	(5)	12	(1)	-	1	(1)	(265)
Equity derivatives	(1,615)	(315)	(1)	-	(32)	(221)	-	-	28	808	(1,348)
Net derivative financial instruments1	(1,771)	(424)	1	-	54	(336)	3	-	53	477	(1,943)

Total	4,278	3,824	(3,405)	-	(543)	(458)	25	1	458	174	4,354

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,656m and derivative financial liabilities were £5,599m.

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.20
	As at 01.01.20					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	25	-	-	-	(26)	-	-	4	(17)	106
Non-asset backed loans	974	1,927	(740)	-	(4)	(111)	-	-	97	(320)	1,823
Asset backed securities	656	249	(224)	-	(76)	(12)	-	-	41	(11)	623
Equity cash products	392	2	(4)	-	-	(67)	-	-	28	(4)	347
Other	122	47	-	-	-	2	-	-	8	-	179
Trading portfolio assets	2,264	2,250	(968)	-	(80)	(214)	-	-	178	(352)	3,078

Non-asset backed loans	1,964	1,050	(270)	-	(112)	110	-	-	-	-	2,742
Equity cash products	835	14	-	-	-	(22)	(29)	-	-	-	798
Private equity investments	113	1	(2)	-	-	2	4	-	20	(12)	126
Other	1,250	1,865	(2,017)	-	(13)	(8)	55	-	24	-	1,156
Financial assets at fair value through the income statement	4,162	2,930	(2,289)	-	(125)	82	30	-	44	(12)	4,822

Non-asset backed loans	343	79	-	-	(157)	-	-	(3)	-	-	262
Asset backed securities	86	-	(1)	-	-	1	-	(1)	-	-	85
Financial assets at fair value through other comprehensive income	429	79	(1)	-	(157)	1	-	(4)	-	-	347

Investment property	13	-	(1)	-	-	-	(2)	-	2	(2)	10

Trading portfolio liabilities	-	-	-	-	-	-	-	-	-	-	-
							-
Financial liabilities designated at fair value	(343)	-	-	(3)	-	(12)	(1)	-	(22)	26	(355)

Interest rate derivatives	(206)	17	-	-	10	268	1	-	300	(10)	380
Foreign exchange derivatives	(7)	-	-	-	(12)	89	-	-	5	(8)	67
Credit derivatives	198	(258)	11	-	(376)	151	1	-	2	8	(263)
Equity derivatives	(820)	(447)	(1)	-	17	(90)	-	-	(5)	(23)	(1,369)
Net derivative financial instruments1	(835)	(688)	10	-	(361)	418	2	-	302	(33)	(1,185)

Total	5,690	4,571	(3,249)	(3)	(723)	275	29	(4)	504	(373)	6,717

1	Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £7,747m and derivative financial liabilities were £8,932m.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.
	Half year ended 30.06.21				Half year ended 30.06.20
	Income statement		Other compre-hensive income	Total	Income statement		Other compre-hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	35	-	-	35	(177)	-	-	(177)
Financial assets at fair value through the income statement	(67)	35	-	(32)	126	(24)	-	102
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(2)	(2)
Investment properties	-	-	-	-	-	(2)	-	(2)
Trading portfolio liabilities	(6)	-	-	(6)	-	-	-	-
Financial liabilities designated at fair value	7	-	-	7	(16)	(1)	-	(17)
Net derivative financial instruments	(367)	-	-	(367)	248	-	-	248
Total	(398)	35	-	(363)	181	(27)	(2)	152

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.21				As at 31.12.20
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income Statement	Equity	Income statement	Equity	Income Statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	52	-	(83)	-	82	-	(123)	-
Foreign exchange derivatives	6	-	(10)	-	6	-	(11)	-
Credit derivatives	53	-	(44)	-	55	-	(44)	-
Equity derivatives	185	-	(193)	-	174	-	(179)	-
Commodity derivatives	2	-	(2)	-	2	-	(2)	-
Corporate debt	22	-	(16)	-	16	-	(14)	-
Non-asset backed loans	129	-	(172)	-	104	3	(190)	(3)
Equity cash products	122	-	(111)	-	158	-	(141)	-
Private equity investments	17	-	(18)	-	15	-	(15)	-
Other1	18	-	(18)	-	21	-	(21)	-
Total	606	-	(667)	-	633	3	(740)	(3)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £606m (December 2020: £636m) or to decrease fair values by up to £667m (December 2020: £743m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with those described within Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2020.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:
	As at 30.06.21	As at 31.12.20
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(492)	(483)
Uncollateralised derivative funding	(80)	(115)
Derivative credit valuation adjustments	(210)	(268)
Derivative debit valuation adjustments	91	113

●	Exit price adjustments derived from market bid-offer spreads increased by £9m to £492m.
●	Uncollateralised derivative funding decreased by £35m to £80m as a result of tightening input funding spreads.
●	Derivative credit valuation adjustments decreased by £58m to £210m as a result of tightening input counterparty credit spreads.
●	Derivative debit valuation adjustments decreased by £22m to £91m as a result of tightening input Barclays Bank PLC credit spreads.

Portfolio exemption

The Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £114m (December 2020: £103m) for financial instruments measured at fair value and £29m (December 2020: £30m) for financial instruments carried at amortised cost. There are additions of £32m (December 2020: £26m) and amortisation and releases of £21m (December 2020: £23m) for financial instruments measured at fair value and amortisation and releases of £1m (December 2020: £2m) offset by additions of £nil (December 2020: £1m) for financial instruments carried at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by the Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £1,241m (December 2020: £1,494m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2020.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group's balance sheet:
	As at 30.06.21		As at 31.12.20
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost	133,815	134,228	134,267	134,537
Reverse repurchase agreements and other similar secured lending	3,048	3,048	8,981	8,981

Financial liabilities
Deposits at amortised cost	(249,732)	(249,757)	(244,696)	(244,738)
Repurchase agreements and other similar secured borrowing	(11,067)	(11,067)	(10,443)	(10,443)
Debt securities in issue	(42,931)	(42,925)	(29,423)	(29,486)
Subordinated liabilities	(29,045)	(30,515)	(32,005)	(33,356)

7.	Subordinated liabilities

	Half year ended 30.06.21	Year ended 31.12.20
	£m	£m
Opening balance	32,005	33,425
Issuances	5,075	3,856
Redemptions	(6,599)	(5,954)
Other	(1,436)	678
Closing balance	29,045	32,005

Issuances of £5,075m comprise £4,920m of intra-group loans from Barclays PLC and £82m ZAR Floating Rate Notes and   £73m USD Floating Rate Notes issued externally by Barclays Bank PLC subsidiaries.

Redemptions of £6,599m comprise £2,065m of intra-group loans from Barclays PLC and £4,534m of externally issued notes comprising £1,961m GBP 10% Fixed Rate Subordinated Notes, £1,339m EUR 6% Fixed Rate Subordinated Notes, £1,075m USD 10.179% Fixed Rate Subordinated Notes and £86m EUR Subordinated Floating Rate Notes issued by Barclays Bank PLC and £73m USD Floating Rate Notes issued by a Barclays Bank PLC subsidiary.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

8.	Provisions

	As at 30.06.21	As at 31.12.20
	£m	£m
Customer redress	51	44
Legal, competition and regulatory matters	207	222
Redundancy and restructuring	22	44
Undrawn contractually committed facilities and guarantees	572	769
Onerous contracts	4	6
Sundry provisions	95	123
Total	951	1,208

9.	Retirement benefits

As at 30 June 2021, the Barclays Bank Group's IAS 19 pension surplus across all schemes was £2.4bn (December 2020: £1.6bn). The UK Retirement Fund (UKRF), which is the Group's main scheme, had an IAS 19 pension surplus of £2.6bn (December 2020: £1.8bn). The movement in the surplus for the UKRF was driven by payment of deficit reduction contributions, and an increase in the discount rate, partially offset by higher than expected long-term price inflation.

UKRF funding valuations
The latest annual update as at 30 September 2020 showed the funding deficit had improved to £0.9bn from the £2.3bn shown at the 30 September 2019 triennial valuation. The improvement was mainly due to £1.0bn of deficit reduction contributions paid over the year. The deficit recovery plan agreed at the last triennial valuation requires deficit reduction contributions from Barclays Bank PLC of £700m in 2021, £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year. £350m of the 2021 deficit reduction contributions were paid in April 2021, with the remaining £350m for 2021  due in September 2021. The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

10.	Called up share capital

Ordinary shares
As at 30 June 2021 the issued ordinary share capital of Barclays Bank PLC comprised 2,342m (December 2020: 2,342m) ordinary shares of £1 each.

Preference shares
As at 30 June 2021 the issued preference share capital of Barclays Bank PLC of £6m (December 2020: £6m) comprised 1,000 Sterling Preference Shares of £1.00 each (December 2020: 1,000); 31,856 Euro Preference Shares of €100 each (December 2020: 31,856); and 58,133 US Dollar Preference shares of $100 each (December 2020: 58,133).

There were no issuances or redemptions of ordinary or preference shares in the six months to 30 June 2021.

11.	Other equity instruments

Other equity instruments of £8,621m (December 2020: £8,621m) are AT1 securities issued to Barclays PLC. Barclays PLC uses funds from market issuances to purchase AT1 securities from Barclays Bank PLC. There have been no issuances or redemptions in the period.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays Bank PLC, in whole on (i) the initial call date, or on any fifth anniversary after the initial call date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

12.	Other reserves

	As at 30.06.21	As at 31.12.20
	£m	£m
Currency translation reserve	2,184	2,736
Fair value through other comprehensive income reserve	(68)	244
Cash flow hedging reserve	358	1,181
Own credit reserve	(1,001)	(954)
Other reserves	(24)	(24)
Total	1,449	3,183

Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group's net investment in foreign operations, net of the effects of hedging.

As at 30 June 2021, there was a credit balance of £2,184m (December 2020: £2,736m credit) in the currency translation reserve. The £552m debit movement principally reflects the strengthening of GBP against  USD and EUR during the period.

Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 30 June 2021, there was a debit balance of £68m (December 2020: £244m credit) in the fair value through other comprehensive income reserve. The loss of £312m is principally driven by a £303m loss from the decrease in fair value of bonds due to increasing bond yields and £151m of net gains transferred to the income statement along with impairment release of £5m, which was partially offset by a tax credit of £147m.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2021, there was a credit balance of £358m (December 2020: £1,181m credit) in the cash flow hedging reserve. The decrease of £823m principally reflects a £931m decrease in the fair value of interest rate swaps held for hedging purpose as major interest rate forward curves increased and £143m of gains transferred to the income statement. This is partially offset by a tax credit of £256m.

Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2021, there was a debit balance of £1,001m (December 2020: £954m debit) in the own credit reserve. The movement of £47m principally reflects a £266m loss from the tightening of EF spreads. This is partially offset by other activity of £100m and a tax credit of £115m.

Other reserves
As at 30 June 2021, there was a debit balance of £24m (December 2020: £24m debit) in other reserves relating to redeemed ordinary and preference shares issued by Barclays Bank Group.

13.	Contingent liabilities and commitments

	As at 30.06.21	As at 31.12.20
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	13,805	15,138
Performance guarantees, acceptances and endorsements	6,601	5,794
Total	20,406	20,932

Commitments
Documentary credits and other short-term trade related transactions	1,017	1,086
Standby facilities, credit lines and other commitments	282,742	263,936
Total	283,759	265,022

In addition to the above, Note 14, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on the Barclays Bank Group.

14.	Legal, competition and regulatory matters

The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 8, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group's potential financial exposure in respect of those matters.

Investigations into certain advisory services agreements and related civil action

FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC's capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed.

Civil action
In 2021, the High Court of Justice (High Court) dismissed a claim brought by PCP Capital Partners LLP and PCP International Finance Limited (PCP) against Barclays Bank PLC for fraudulent misrepresentation and deceit arising from certain statements made by Barclays Bank PLC to PCP relating to the November 2008 capital raising. PCP's application to appeal the High Court's decision has also been refused which concludes these proceedings.

Investigations into LIBOR and other benchmarks and related civil actions

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC's involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The SFO closed its investigation with no action to be taken against the Barclays Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements where Barclays Bank PLC has respectively paid $7.1m and $20m have received final court approval. Barclays Bank PLC also settled a further matter for $7.5m, paid in June 2021.

Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants' motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association's Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff's antitrust claims, and, in 2020, the court dismissed the plaintiff's remaining CEA claims. The plaintiff has appealed the lower court's dismissal of such claims.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs filed an amended complaint in 2020, and the defendants have filed a motion to dismiss.

SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs' appeal of the dismissal of their claims was granted in March 2021 and the matter has been remanded to the lower court for further proceedings.

ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants' submissions to ICE. These actions have been consolidated. The defendants' motion to dismiss was granted in 2020. The plaintiffs have appealed the dismissal.

In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. Plaintiffs have filed motions seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR.

Non-US benchmarks civil actions
Legal proceedings (which include the claims referred to below in 'Local authority civil actions concerning LIBOR') have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.

Credit Default Swap civil action

In July 2021, the New Mexico Attorney General, on behalf of the New Mexico State Investment Council, filed an antitrust class action in the US District Court for the District of New Mexico against Barclays PLC, Barclays Bank PLC, BCI and other financial institutions.  The plaintiff alleges that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiff alleges violations of the Antitrust Act and the CEA, and unjust enrichment under state law.

Foreign Exchange investigations and related civil actions

In 2015, the Barclays Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market.  The Barclays Group continues to provide relevant information to certain authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Barclays Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Barclays Group paid penalties totalling approximately CHF 27m. The financial impact of the ongoing matters is not expected to be material to the Barclays Bank Group's operating results, cash flows or financial position.

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiff's claims were dismissed in 2020.

Retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Group and all other defendants. The plaintiffs have filed an amended complaint.

Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

These include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal in 2019 following the settlements with the European Commission described above. Also in 2019, a separate claim was filed in the UK in the High Court by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.

Metals investigations and related civil actions

Barclays Bank PLC previously provided information to the US Department of Justice (DoJ), the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.

A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court's permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil actions

There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. The unresolved repurchase requests had an original principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.

These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached a settlement to resolve two of the repurchase actions, which is subject to final court approval. The financial impact of the settlement is not expected to be material to the Barclays Bank Group's operating results, cash flows or financial position. The remaining two repurchase actions are pending.

In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The plaintiffs have asserted claims under New Mexico state law, which provides for the ability to claim treble damages and civil penalties.

Government and agency securities civil actions and related matters

Certain governmental authorities have conducted investigations into activities relating to the trading of certain government and agency securities in various markets. The Barclays Group provided information in cooperation with such investigations. Civil actions have also been filed on the basis of similar allegations, as described below.

Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.

Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.

In one of the actions filed in the SDNY, the court granted the defendants' motions to dismiss the plaintiffs' complaint.  The dismissal was affirmed on appeal.  The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the plaintiffs reached settlements with a small number of banks in 2020 (not including Barclays Capital Canada, Inc.), but the plaintiffs have not commenced the class certification process and the action remains at an early stage.

Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints, two of which have been consolidated, have been filed in the SDNY (the third complaint was filed in June 2021). In the consolidated SDNY class action, certain of the plaintiff's claims were dismissed in November 2020. In the California action, the plaintiffs' claims were dismissed in June 2021. The plaintiffs may appeal.

Government bond civil actions
In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US Government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, have commenced litigation against Barclays Bank PLC and other financial institutions making similar allegations as the SDNY class action plaintiffs. The parties have reached a settlement to resolve these matters. The financial impact of the settlement is not expected to be material to the Barclays Bank Group's operating results, cash flows or financial position.

In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Barclays Bank Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim for $5.7m, which is subject to final court approval.

Odd-lot corporate bonds antitrust class action

In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages. The defendants have filed a motion to dismiss.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC's development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC has appealed.

In 2011, BDC's investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC's conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.

Civil actions in respect of the US Anti-Terrorism Act

There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs' family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants' motions to dismiss three out of the six actions in the EDNY. Plaintiffs have appealed in one action. The remaining actions are stayed pending decisions on the appeal. Out of the two actions in the SDNY, the court also granted the defendants' motion to dismiss one action. The remaining action is stayed pending any appeal in the former case.

Shareholder derivative action

In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants have moved to dismiss.

Derivative transactions civil action

In July 2021, Vestia (a Dutch housing association) issued a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2012. The claim has not been served on Barclays.

Skilled person review and associated matters

In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays' point-of-sale finance business, for a validation order with respect to certain loans to customers brokered by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence.  As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS' policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS has voluntarily agreed to remediate the ASL Loans, which is expected to amount to £37m, in accordance with the FCA's methodology. The remaining scope of the skilled person review is ongoing and the skilled person is expected to report in the fourth quarter of 2021.

It is not currently possible to predict the outcome of the skilled person review and/or whether remediation activity will be undertaken or required in relation to other parts of CFS' loan portfolio and the scope of, and methodology for, any such remediation.

Investigation into UK cards' affordability

The FCA is investigating certain aspects of the affordability assessment processes used by Barclays Bank UK PLC and Barclays Bank PLC for credit card applications made to Barclays' UK credit card business. Barclays is providing information in cooperation with the investigation.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays' UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC's decision has been appealed to the First Tier Tribunal (Tax Chamber).

Local authority civil actions concerning LIBOR

Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in 'Investigations into LIBOR and other benchmarks and related civil actions', in the UK, certain local authorities have brought claims against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC were successful in their applications to strike out the claims. One local authority has obtained permission to pursue an appeal against this decision, while the claims brought by the other local authorities have been settled on terms such that the parties have agreed not to pursue these claims and to bear their own costs.

General

The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC's results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

15.	Related party transactions

Related party transactions in the half year ended 30 June 2021 were similar in nature to those disclosed in the Barclays Bank PLC Annual Report 2020.

Amounts included in the Barclays Bank Group's financial statements with other Barclays Group companies are as follows:

	Half year ended 30.06.21		Half year ended 30.06.20
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total income	(304)	10	(346)	31
Operating expenses	(31)	(1,560)	(34)	(1,443)

	As at 30.06.21		As at 31.12.20
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total assets	6,311	1,672	6,803	1,917
Total liabilities	28,201	3,779	25,819	3,954

Except for the above, no related party transactions that have taken place in the half year ended 30 June 2021 have materially affected the financial position or performance of the Barclays Bank Group during this period.

16.	Interest rate benchmark reform

Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR has become a priority for global regulators. The FCA and other global regulators have instructed market participants to prepare for the cessation of LIBOR after the end of 2021, and to adopt RFRs. While it is expected that most reforms affecting the Barclays Bank Group will be completed by the end of 2021, consultations and regulatory changes are in progress and as certain US Dollar tenors will continue to be published up to mid-2023, significant remediation efforts will continue beyond the end of 2021.

How the Barclays Group is managing the transition to alternative benchmark rates
Barclays has established a Group-wide LIBOR Transition Programme.  Further detail on the transition programme is available in the Barclays Bank PLC Annual Report 2020 (page 261).

In March 2021 the FCA announced the dates by which panel bank submissions for all LIBOR settings will cease, after which representative LIBOR rates will no longer be available.  These dates are: immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and immediately after 30 June 2023, in the case of the remaining US dollar settings. Throughout 2021 the FCA will consult with market participants to require continued publication on a 'synthetic' basis for some sterling LIBOR settings and, for one additional year, some Japanese yen LIBOR settings.

Approaches to transition exposure expiring post the expected end dates for LIBOR vary by product and nature of counterparty. The transition we are undertaking is at the request of the regulators, in line with their expectations and according to the regulatory endorsed timetable. The rates to which clients and customers are being transitioned are endorsed by the regulators. We are making disclosures as part of the transition to clarify the rate to be applied and the potential risks inherent in the transition. Barclays is actively engaging with counterparties to transition or include appropriate fallback provisions and transition mechanisms in its floating rate assets and liabilities with maturities after 2021, when most IBORs are expected to cease to be published, or will be published on a non-representative basis for a limited time.

Barclays is working with central clearing counterparties where the transition of cleared derivative contracts will follow a market-wide, standardised approach to reform. Barclays is working to the UK Risk Free Rate Working Group (RFRWG) target of completion of active conversion of, and/or addition of robust fallbacks to legacy GBP LIBOR contracts where viable by the end of Q321. Additionally, plans are in place to address non-GBP and other official sector industry milestones and targets.

Progress made during H121
Building on the progress made in 2020, the Barclays Bank Group has delivered further alternative RFR product capabilities and alternatives to LIBOR across loans, bonds and derivatives. Client outreach is progressing to plan and we have continued to engage actively with customers and counterparties to transition or include the appropriate fallback provisions. The Barclays Bank Group has in place detailed plans, processes and procedures to support the transition of the remainder during 2021. Barclays has adhered to the ISDA IBOR Fallbacks Protocol for its major derivative dealing entities and we continue to track progress and engage with clients on their own adherence. Following the progress made during 2020, the Barclays Bank Group continues to deliver technology and business process changes in preparation for LIBOR cessation and transitions to RFRs that will be necessary during 2021 and beyond in line with official sector expectations and milestones.

The Barclays Bank Group met the Q121 UK RFRWG milestone to cease initiation of GBP LIBOR linked loans, securitisations or linear derivatives and the Q221 milestones to cease initiation of new non-linear derivatives, exchange traded futures and Bank Of Japan milestone to cease issuance of JPY LIBOR linked loans and bonds. The Barclays Bank Group has put in place controls so that any exceptions or exemptions are approved, and is taking a similar approach to forthcoming cessation milestones.

17.	Barclays Bank PLC parent condensed balance sheet

	As at 30.06.21	As at 31.12.20
Assets	£m	£m
Cash and balances at central banks	139,089	133,386
Cash collateral and settlement balances	85,357	87,723
Loans and advances at amortised cost	191,048	191,538
Reverse repurchase agreements and other similar secured lending	5,745	11,535
Trading portfolio assets	95,985	84,089
Financial assets at fair value through the income statement	241,198	203,073
Derivative financial instruments	247,767	297,129
Financial assets at fair value through other comprehensive income	48,618	50,308
Investment in associates and joint ventures	12	13
Investment in subsidiaries	19,168	17,780
Goodwill and intangible assets	109	112
Property, plant and equipment	149	425
Current tax assets	566	545
Deferred tax assets	1,122	1,171
Retirement benefit assets	2,652	1,812
Other assets	1,652	913
Total assets	1,080,237	1,081,552

Liabilities
Deposits at amortised cost	271,293	272,190
Cash collateral and settlement balances	69,758	68,862
Repurchase agreements and other similar secured borrowing	18,849	27,722
Debt securities in issue	30,404	17,221
Subordinated liabilities	28,813	31,852
Trading portfolio liabilities	54,033	48,093
Financial liabilities designated at fair value	310,115	267,137
Derivative financial instruments	238,875	292,538
Current tax liabilities	390	336
Deferred tax liabilities	29	225
Retirement benefit liabilities	113	104
Other liabilities	5,701	3,145
Provisions	776	984
Total liabilities	1,029,149	1,030,409

Equity
Called up share capital and share premium	2,348	2,348
Other equity instruments	13,328	13,328
Other reserves	(541)	776
Retained earnings	35,953	34,691
Total equity	51,088	51,143

Total liabilities and equity	1,080,237	1,081,552

Barclays Bank PLC considers the carrying value of its investment in subsidiaries to be fully recoverable.

Other Information

Results timetable1			Date
2021 Annual Report			23 February 2022

				% Change3
Exchange rates2	30.06.21	31.12.20	30.06.20	31.12.20	30.06.20
Period end - USD/GBP	1.38	1.37	1.24	1%	11%
6 month average - USD/GBP	1.39	1.31	1.26	6%	10%
3 month average - USD/GBP	1.40	1.32	1.24	6%	13%
Period end - EUR/GBP	1.17	1.12	1.10	4%	6%
6 month average - EUR/GBP	1.15	1.11	1.14	4%	1%
3 month average - EUR/GBP	1.16	1.11	1.13	5%	3%

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.